EXHIBIT 12.01

XCEL ENERGY INC.
AND SUBSIDIARIES

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS
TO CONSOLIDATED FIXED CHARGES

(not covered by Report of Independent Public Accountants)

	Year Ended December 31,
	2000	1999	1998	1997	1996
	(in thousands, except ratios)
Earnings:
Net Income	$526,828	$570,933	$624,330	$388,242	$546,880
Provisions for Federal and state taxes on income	304,865	179,673	240,391	230,629	300,463
Fixed charges as below	791,187	472,364	402,608	375,176	311,033
Less: Undistributed equity in earnings of unconsolidated affiliates	87,019	67,926	56,953	36,532	26,365

Total	$1,535,861	$1,155,044	$1,210,376	$957,515	$1,132,011

Fixed Charges:
Interest charges, excluding AFC—debt	$752,387	$433,564	$369,297	$352,889	$309,507
Distributions on redeemable preferred securities of subsidiary trust	38,800	38,800	33,311	22,287	1,526

Total	$791,187	$472,364	$402,608	$375,176	$311,033

Ratio of earnings to fixed charges	1.9	2.4	3.0	2.6	3.6